SAUER ENERGY, INC.

4670 Calle Carga, Unit A

Camarillo, CA 93012-8536

August 20, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.W.

Washington, D.C. 20549

Re:	Sauer Energy Inc. – Registration Statement on Form S-1/A, Registration No. 333-186833 Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Sauer Energy, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1/A (File No. 333-186833), together with all exhibits thereto, filed on August 2, 2013 (the “Registration Statement”).

The withdrawal is being affected based upon a comment letter received from the staff of the commission.  The Company hereby confirms that no securities have been or will be sold pursuant to the Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to Dieter Sauer, Jr., President at the above-mentioned address, facsimile number (888) 829-8748, with a copy to Frank J. Hariton, Esq., 1065 Dobbs Ferry Road, White Plains, New York 10607, facsimile number (914) 693-2963.

If you have any questions with respect to this matter, please contact Frank J. Hariton, Esq. at (914) 674-4373.

Sincerely, Sauer Energy, Inc.

/s/ Dieter Sauer, Jr.
Dieter Sauer, Jr. President